Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO,ONTARIO, October 29, 2012 ─ YAMANA GOLD INC.(TSX:YRI;NYSE:AUY;LSE:YAU) today announced its fourth quarter 2012 dividend of $0.065 per share. Shareholders of record at the close of business on Monday, December 31, 2012 will be entitled to receive payment of this dividend on Monday, January 14 , 2013.  The dividend is an “eligible dividend” for Canadian tax purposes.

Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

(All dollar amounts are expressed in United States dollars unless otherwise specified)